Filed by CNL Restaurant Properties, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 333-119116

Subject Company: CNL Restaurant Properties, Inc.

The attached materials are to be distributed by CNL Restaurant Properties, Inc. to its stockholders.

This supplement contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements re ect U.S. Restaurant Propertiesf and CNL Restaurant Propertiesf current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to di er materially from those expressed by the forward-looking statements. Investors are cautioned not to e future gTh never just happened.The combined place undue reliance on these forward-looking statements. In particular, the following advantage of the restaurant factors, among others, could cause actual results to di er materially from those described in the forward-looking statements: failure of the stockholders or CNL Income Fund limited even more e ciency and partners to approve the mergers and the risk that the businesses of the companies will not It was created.h be integrated successfully. In addition, the ability of the combined companies to achieve capital markets options the expected revenues, accretion and synergy savings also will be subject to the e ects of competition, the e ects of general economic conditions and other factors beyond the control Will and l Durant Arie a publicly traded entity of the combined companies, along with other risks and uncertainties described from time to time in public lings with the Securities and Exchange Commission. The Lessons of History

Creating More To complete this series of

In connection with the proposed transactions referenced below, U.S. Restaurant Properties and CNL Restaurant Properties have led a preliminary joint proxy statement/prospectus on the companies together requires Form S-4 and other materials with the Securities and Exchange Commission. SECURITY

HOLDERS ARE URGED TO READ THE DEFINITIVE VERSION OF THESE MATERIALS 1) review by the Securities WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT Opportunity DEAR ST CKH LDER, (SEC), which is anticipated INFORMATION. Investors and security holders will be able to obtain a free copy of these materials as well as other materials led with the Securities and Exchange Commission end of this year, and 2) concerning U.S. Restaurant Properties and CNL Restaurant Properties at the Securities and Exchange Commissionfs website at http://www.sec.gov. In addition, these materials and On August 9th, U.S. Restaurant the stockholders or limited Properties, Inc., CNL other documents led by U.S. Restaurant Properties may be obtained for free by directing MERGER AGREEMENTS SIGNED a request to U.S. Restaurant Properties at 12240 Inwood Rd., Suite 300, Dallas, TX 75244; Restaurant Properties, Inc. (the entities participating in the gCompanyh), and the Attn: Investor Relations. In addition, these materials and other documents led by CNL expects to distribute the Restaurant Properties may be obtained for free by directing a request to CNL Restaurant 18 CNL Income Funds announced that they had all Properties at 450 South Orange Avenue, Orlando, FL 32801; Attn: Investor Relations. signed agreements to merge. This special meeting in the rst forthcoming series U.S. Restaurant Properties and CNL Restaurant Properties, and their respective directors of transactions will result in the creation of the leading and executive o cers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of U.S. restaurant real estate and nancial To assist you inservices company understanding Restaurant Properties and CNL Restaurant Properties in connection with the merger. of this process, we have Information about the directors and executive o cers of U.S. Restaurant Properties and the United States. their ownership of U.S. Restaurant Propertiesf shares is set forth in the proxy statement that cover the main components for U.S. Restaurant Properties Annual Meeting of Shareholders, which was led with the Securities and Exchange Commission on April 19, 2004. Information about the directors The bene ts for the Company and additional questions, please stockholders include: and executive o cers of CNL Restaurant Properties and their ownership of CNL Restaurant advisor.

Propertiesf shares is set forth in the proxy statement for CNL Restaurant Properties Annual Meeting of Shareholders, which was led with the Securities and Exchange Commission on

April 7, 2004. Investors may obtain additional information regarding the interests of such LIQUIDITY participants by reading the preliminary joint proxy statement/prospectus and the de nitive We are pleased to bring you joint proxy statement/prospectus when it becomes available hanced liquidity that is derived by merging with En look forward to sending you a company that is already listed on the New York Stock end of the year in combination Exchange and will continue to be traded on the the fourth quarter distributions exchange (NYSE: USV);

Sincerely,

SCALE AND DIVERSIFICATION

Expected earnings accretion by assets of each of the entities merger to amass total interests in more restaurant properties in 49 states; James M. Sene            , Jr.

BROADER PLATFORM Chairman of the Board As the largest restaurant REIT, the combined company will have $2.5 total assets and more capabilities dedicated to the needs of the chain-restaurant estate and nancial

Investor Administration A Supplement to the Curtis B. McWilliams

450 South Orange Avenue market. The transactions combine organizations that Second Quarter President & Chief Executive Orlando, Florida 32801-3336 successfully weathered the most turbulent cycle in tel (407) 650-1000 (866) 650-0650 Financial Report restaurant industry in decades. www.cnl.com June 30, 2004 September 23, 2004

Mailing Address:

P.O. Box 4920

Orlando, Florida 32802-4920

For Stockholders & NASD Members Only A Restaurant Property REIT

• gWe are o ering our stockholders a unique combination of well real estate properties, as well as the opportunity to company as we expand our nancial services business.h

• Curtis B. McWilliams, President & Chief Executive O cer CNL Restaurant Properties, Inc.

• CNL Restaurant Properties stockholders CNL Restaurant will Properties receive was U.S. advised Restaurant by Banc isProperties, a offully-integrated, Inc. CNL Restaurantis Properties, the largest 0.7742 shares of U.S. Restaurant America Properties Securities, common and received self-administered fairness opinions and self-managed self-advised real estate restaurant investment real stock and 0.16 shares of newly from issued both U.S. Banc Restaurant of America Securities trust (REIT). and U.S. Legg Restaurant Mason. Properties trust (REIT) focuses in the United Properties 7.5% Series C Redeemable The general Convertible partners of the primarily CNL Incomeon Funds acquiring, were owning and complete leasing range restaurant of nancial, Preferred Stock for each share advised of CNLby Restaurant and received fairness properties. opinions U.S. from Restaurant Properties servicesalso to operators owns and of Properties common stock held. Wachovia The 7.5% Securities. Series C U.S. Restaurant leases a number Properties of service was station restaurant properties, chains. most of Redeemable Convertible Preferred advised Stock by has and areceived a fairness which include opinion convenience from stores (referred to as C&Gs). conversion price of $19.50 per Morgan shareKeegan and & liquidation Company. At June 30, 2004, U.S. Restaurant CNLPropertiesf Income areFunds 18 portfolio publicly held, value of $25 per share. CNL Restaurant Properties consisted of 787 properties. U.S. real Restaurant estate limited Properties partnerships currently has approximatelyThe 45 anticipated million shares date for the leases distribution its properties of the proxy on a triple-net and 1997. basis The primarily Funds invest in outstanding. statement and proxy card toto stockholders operators of isquick-service during the and buildings full-service that are chain triple-net rst quarter of 2005. restaurants a liated with majorfast-food, national or family-style regional and The transactions have been unanimously approved by brands such as representing Burger nationally or the Boards of Directors of U.S. The Restaurant combined Properties companyfs Captain main lines of business Dairy will top-tier chains. and CNL Restaurant Properties, include as well sale-leaseback as the nancing, Pizza property management, and Taco . general partners of each of the lease CNLand Income loan Funds. servicing, mergers U.S. Restaurant and acquisitions Propertiesf C&G tenants are a liated The transactions are subject advisory to approval services, from CNL investment with and major merchant oil brands banking, such as Phillips and Restaurant Properties and U.S. restaurant Restaurant real Properties estate development, and buying and stockholders, as well as fromselling the limited restaurant partners properties of in the 1031 exchange each of the 18 CNL Income Funds. market. These lines transactions of business are all practiced are also subject to securing by adequate one or nancing more of the and companies now, but their other customary closing conditions. breadth will be greatly enhanced by the merger.

• The combined company will continue to be traded on the NYSE and will operate under the CNL Restaurant

• Properties name. The transactions will generate anticipated operating synergies gSpeaking through the as leveraging a stockholder, I believe this is a of the existing CNL Restaurant Properties management team over a larger operating base, in the elimination industry of in 1999-2002 when many of our redundancies in operations, and increase of overall

• nancing opportunities. restaurant real estate, which underscores the have an ongoing role in the company as a board

• Robert Stetson, Chief Executive O cer U.S. Restaurant Properties, Inc.